[redacted]

09058568

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: February 28, 2010<br>Estimated average burden hours per response . . . 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-50451 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY).

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Bonds.com, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

1515 S. Federal Highway
(No. and Street)

| Boca Raton | Florida | 33432 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jenny Duncan (561) 953-5356
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Daszkal Bolton LLP
(Name – *if individual state last, first, middle name*)

| 2401 NW Boca Raton Boulevard | Boca Raton | Florida | 33431 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

SEC Mail Processing Section
[redacted]
Washington, DC
111

**CHECK ONE:**

X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

## OATH OR AFFIRMATION

I, John Barry IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Bonds.com, Inc.**, as of February 25 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

DEVON E. REED
Notary Public - State of Florida
My Commission Expires Jun 29, 2012
Commission # DD [illegible]
Bonded Through National Notary Assn.

Signature

President/CEO
Title

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
___ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
___ (m) A copy of the SICP Supplemental Report
___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TABLE OF CONTENTS

DaszkalBolton LLP
CERTIFIED PUBLIC ACCOUNTANTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Bonds.com, Inc.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Bonds.com, Inc. (the "Company") as of December 31, 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5(c) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 9, the Company was not in compliance with its minimum net capital or ratio of indebtedness requirements at December 31, 2008.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bonds.com, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5(c) under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Daszkal Bolton LLP

Boca Raton, Florida
February 25, 2009

2401 NW Boca Raton Boulevard ◆ Boca Raton, Florida 33431-6632 ◆ t: 561.367.1040 ◆ f: 561.750.3236
4455 Military Trail, Suite 201 ◆ Jupiter, Florida 33458-4843 ◆ t: 561.622.8920 ◆ f: 561.624.1151
490 Sawgrass Corporate Parkway, Suite 200 ◆ Sunrise, Florida 33325-6254 ◆ t: 954.974.3544 ◆ f: 954.974.3680

BONDS.COM, INC.
(A WHOLLY OWNED SUBSIDIARY OF BONDS.COM GROUP, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

## ASSETS

| | | |
|---|---|---|
| Current assets: | | |
| Cash and cash equivalents | $ | 22,059 |
| Receivable from clearing organization | | 236,662 |
| Deposit with clearing organization | | 100,000 |
| Prepaid expenses and other assets | | 43,651 |
| Total current assets | | 402,372 |
| Other assets | | 2,495 |
| Total assets | $ | 404,867 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Current liabilities: | | |
| Commissions payable | $ | 46,911 |
| Due to parent company | | 113,076 |
| Due to clearing organization | | 1,533 |
| Total current liabilities | | 161,520 |
| Total liabilities | | 161,520 |
| Commitments and contingencies | | |
| Stockholder's equity | | |
| Common stock $0.01 par value; 1,000 authorized, issued and outstanding | | 10 |
| Additional paid in capital | | 1,918,599 |
| Accumulated deficit | | (1,675,262) |
| Total stockholder's equity | | 243,347 |
| Total liabilities and stockholder's equity | $ | 404,867 |

See the accompanying notes to the financial statements.

**BONDS.COM, INC.**
**(A WHOLLY OWNED SUBSIDIARY OF BONDS.COM GROUP, INC.)**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2008**

| | |
|---|---|
| Revenues: | |
| Trading revenues | $ 863,031 |
| Total revenues | 863,031 |
| Operating expenses: | |
| Payroll and benefits | 1,037,177 |
| Rent and occupancy | 251,523 |
| Marketing and promotion | 224,480 |
| Commissions | 187,336 |
| Technology and communications | 112,530 |
| Clearing and execution | 91,889 |
| General and administrative | 68,574 |
| Regulatory fees | 57,785 |
| Professional fees | 34,714 |
| Insurance | 26,472 |
| Travel and entertainment | 26,358 |
| Depreciation and amortization | 6,293 |
| Total operating expenses | 2,125,131 |
| Loss from operations | (1,262,100) |
| Other income (expense): | |
| Interest income | 11,611 |
| Interest expense | (655) |
| Total other income (expense) | 10,956 |
| Net loss before income taxes | (1,251,144) |
| Income taxes | - |
| Net loss | $ (1,251,144) |

See the accompanying notes to the financial statements.

\BONDS.COM, INC.
(A WHOLLY OWNED SUBSIDIARY OF BONDS.COM GROUP, INC.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

| | Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Total |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balance, December 31, 2007 | 1,000 | $ 10 | $ 1,576,599 | $ (424,118) | $ 1,152,491 |
| Capital contribution from Bonds.com Group, Inc. | - | - | 342,000 | - | 342,000 |
| Net loss | - | - | - | (1,251,144) | (1,251,144) |
| Balance, December 31, 2008 | 1,000 | $ 10 | $ 1,918,599 | $ (1,675,262) | $ 243,347 |

See the accompanying notes to the financial statements.

**BONDS.COM, INC.**
**(A WHOLLY OWNED SUBSIDIARY OF BONDS.COM GROUP, INC.)**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2008**

| | |
|---|---|
| Cash flows from operating activities: | |
| Net loss | $ (1,251,144) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Amortization | 6,293 |
| Changes in operating assets and liabilities: | |
| Increase in receivable from clearing organization | (198,940) |
| Increase in prepaid expenses and other assets | (28,699) |
| Decrease in accounts payable | (27,911) |
| Increase in commissions payable | 42,339 |
| Decrease in due to clearing organization | (7,496) |
| Increase in due to parent company | 86,787 |
| Net cash used in operating activities | (1,378,771) |
| Cash flows from investing activities | - |
| Cash flows from financing activities: | |
| Capital contributed from Bonds.com Group, Inc. | 342,000 |
| Net cash provided by financing activities | 342,000 |
| Net decrease in cash and cash equivalents | (1,036,771) |
| Cash and cash equivalents - beginning of period | 1,058,830 |
| Cash and cash equivalents - end of period | $ 22,059 |
| Supplemental disclosure of cash activities: | |
| Taxes paid | $ - |
| Interest paid | $ - |

See the accompanying notes to the financial statements.

## NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Description of Business*
Bonds.com, Inc. (the "Company") was incorporated in the State of Delaware on April 27, 1999 under the name Pedestal Capital Markets, Inc. The Company is a broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"). In October 2007, the Company registered in Florida as a foreign corporation and was acquired by Bonds.com Group, Inc. (the "Parent"). After the acquisition, the name of the Company was changed to Bonds.com, Inc. The Company offers corporate bonds, municipal bonds, agency bonds, certificates of deposit, and U.S. Treasuries as well as other investment products through the website www.bondstation.com and the Company's registered representatives. All securities transactions are cleared through a non-affiliated clearing broker-dealer on a fully disclosed basis.

*Cash and Cash Equivalents*
The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with original maturities of three (3) months or less, to be cash equivalents.

*Fair Value of Financial Instruments*
Cash and cash equivalents, accounts payable, commissions payable, and due to the Parent are recorded in the financial statements at cost, which approximates fair market value because of the short-term maturity of those instruments.

*Credit Risk*
Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. Management believes the financial risks associated with these financial instruments are not material. The Company places its cash with high credit quality financial institutions. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. As of December 31, 2008, the amount in bank deposit accounts did not exceed the federally insured limits.

*Securities Transactions*
Securities transactions and the related revenues and commissions are recorded on a settlement basis.

*Income Taxes*
The Company is included in the federal income tax return filed by the Parent. Federal and state income taxes, if applicable, are allocated as if the Company filed on a separate return basis.

*Operating Leases*
The Company conducts its operations in Boca Raton, Florida through an expense sharing agreement with its Parent. Under that agreement, the Company is charged and pays the Parent on a monthly basis for its share of the lease expense based on a calculated percentage of Company employees to total consolidated Parent employees.

The Company rents office space for its Naples, Florida office under a 12 month lease. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease term.

## NOTE 2 – CLEARING AGREEMENT

The Company has a clearing agreement with an unaffiliated clearing organization (the "Broker"). Under the agreement, the Broker provides the Company execution and clearing services on a fully disclosed basis. The Company had $100,000 in its deposit account with the Broker at December 31, 2008, in accordance with its required minimum deposit.

## NOTE 3 – PROPERTY AND EQUIPMENT

The Company does not own any property and equipment. The Company uses property and equipment of its Parent in connection with the expense sharing agreement.

## NOTE 4 – INCOME TAXES

An analysis of the components of the (loss) before income taxes and the related income tax (benefit) is presented in the following tables. The tax amounts have been calculated using the 34% Federal and 5.5% state income tax rates.

The (provision) benefit for income taxes consists of the following:

| | | |
|---|---|---|
| Deferred taxes | $ | - |
| Current taxes | | - |
| Total | $ | - |

Deferred tax assets at December 31, 2008 consist of the following:

| | | |
|---|---|---|
| Deferred tax assets: | | |
| Net operating loss carryforward | $ | 718,977 |
| Valuation allowance | | (718,977) |
| Total deferred tax assets | $ | - |

| | | |
|---|---|---|
| Valuation allowance: | | |
| Beginning of year | $ | 226,985 |
| Increase (decrease) during year | | 491,992 |
| Ending balance | $ | 718,977 |

A reconciliation of income tax at the statutory rate to the Company's effective tax rates for the year ended December 31, 2008 is as follows:

| | | |
|---|---|---|
| Taxes at the statutory rate | $ | (425,389) |
| Tax effect of permanent differences | | 5,238 |
| State and local income taxes | | (71,841) |
| Change in valuation allowance | | 491,992 |
| Provision (benefit) for income taxes | $ | - |

As of December 31, 2008, the Company had net operating loss carryforwards of approximately $1,809,203, of which $147,120 is limited and will begin to expire in 2019.

## NOTE 5 – RELATED PARTY TRANSACTIONS

The Company operates under an annual expense sharing agreement with its Parent. The agreement requires the Parent to make their personnel and facilities available to the Company to the extent necessary for the Company to provide its broker-dealer services. The Company shares office facilities, staff and office equipment with its Parent. The Company recorded as its portion of rent and communications expense approximately $252,000 and $113,000 respectively during the year ended December 31, 2008.

Several employees provide joint services to both companies and their payroll expense is shared. The President and the Chief Compliance Officer (who also acts as the Financial and Operations Principal) provide services to the Parent as well as to the Company. The Company has analyzed the time incurred for each company and determined that these officers dedicate approximately 20% and 70%, respectively, of their time to the Company. Of the approximate $1,037,000 allocated to the Company for salaries and benefits during the year ended December 31, 2008, approximately $90,000 represents cost allocations for these officers. Wherever possible, each company pays it own expenses.

Overhead expenses are paid by the Parent and allocated to the Company on a pro rata percentage based on number of employees. During the year, the Company was charged approximately $1,738,000 in shared expenses of which $113,076 was owed to the Parent at December 31, 2008.

On September 24, 2008, the Parent initiated a private sale of Units, consisting of Convertible Notes and Warrants to accredited investors. The Unit Holders were granted a security interest in the right, title and interest in and to all personal property and assets of the Parent, along with guarantees from its subsidiaries including a guarantee from the Company (see Note 8).

## NOTE 6 – STOCKHOLDERS' EQUITY

*Capital Structure*
The Company's Certificate of Incorporation authorizes the issuance of 1,000 shares of common stock, $0.01 par value. In October 2007, all the outstanding stock of the Company was acquired by the Parent. At the time of acquisition (change in ownership), the Company had an accumulated deficit of approximately $147,120. The Company recorded a reclassification adjustment to "reset" the accumulated deficit balance and reduce the additional paid in capital balance, without effect to the Company's stockholder's equity balance.

During the year ended December 31, 2008, the Parent contributed $342,000 in cash which was recorded as paid in capital on the accounting records of the Company.

## NOTE 7 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Cash in bank accounts at times may exceed the FDIC insurable limits of $250,000. The Company has not experienced any previous losses due to this policy.

## NOTE 8 – OFF BALANCE SHEET RISK

Retail customer transactions are cleared through the clearing broker on a fully disclosed basis. In the event that customers default on payments of funds or delivery of securities, the clearing broker may charge the Company for any loss incurred in satisfying the customers' obligations. Additional credit risk occurs if the clearing broker's affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customers' accounts for compliance with margin requirements.

During September 2008, the Company's Parent initiated a private sale of Convertible Notes and Warrants pursuant to a private placement offering. As of September 30 and December 31, 2008, the Parent issued $1,768,538 and $2,371,673, respectively, in Convertible Notes, inclusive of accrued interest. The Convertible Notes are secured by the assets of the Parent, along with guarantees from its subsidiaries including a guarantee from the Company, pursuant to the terms and conditions of a Security Agreement dated September 24, 2008.

Due to the existence of the guarantee, the notional value of the guaranteed obligation has been included in the Company's computation of Aggregate Indebtedness, and reflected as a deduction in the Company's computation of Net Capital for the periods which the guarantee is in force (see Notes 9 and 11).

## NOTE 9 – NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company is also required to maintain a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1. Net capital and the related ratio of indebtedness may fluctuate on a daily basis. At December 31, 2008, the Company was not in compliance with its minimum net capital or ratio of indebtedness. At December 31, 2008, the Company had net capital deficiency of $2,174,472, which was $2,343,351 below its required net capital of $168,879. The Company's ratio of aggregate indebtedness to net capital was -1.16 to 1. The Company claims an exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

## NOTE 10 – COMMITMENTS AND CONTINGENCIES

*Regulatory Compliance*
During the period from September 24, 2008 through February 3, 2009, the Company was not in compliance with its minimum net capital or ratio of indebtedness. This noncompliance may result in regulatory fines and/or disciplinary actions against the Company and/or principals associated with the Company. The Company is unable at this time to estimate the nature and extent of potential loss or impairment to its business arising from regulatory action against the Company, if any. The ultimate outcome could be material to the Company's results of operations in the future.

*Litigation*
On September 2, 2008, a complaint was filed against the Parent and the Company (collectively, the "Group") in the Circuit Court of the 15th Judicial Circuit in and for Palm Beach County, Florida by William M. Bass, a former director and executive. The complaint alleges breach of Mr. Bass' Employment Agreement and Stock Option Agreement.

## NOTE 10 – COMMITMENTS AND CONTINGENCIES, CONTINUED

*Litigation, continued*
The complaint seeks damages, prejudgment interest, costs and attorney fees, including without limitation: (i) severance payments amounting to approximately $700,000, (ii) current payment of an estimated future value of the stock options previously awarded to Mr. Bass, after full acceleration of the vesting thereof, and (iii) the lost value of the bonus payments Mr. Bass believes he would have earned during the remainder of the term of his Employment Agreement.

The Group is defending the lawsuit on the grounds that it properly terminated Mr. Bass "for cause" under the Employment Agreement and has satisfied all of its obligations to Mr. Bass. On October 13, 2008, the Group filed a Motion to Dismiss Complaint and alternative Motion to Strike certain portions of Mr. Bass' complaint. The Group has paid Mr. Bass all amounts that it believes are owed to Mr. Bass arising from a termination of his Employment Agreement for cause and thus does not believe Mr. Bass is entitled to any of the damages claimed.

In addition, Mr. Bass has filed a charge of discrimination with the U.S. Equal Opportunity Commission and the Florida Commission on Human Relations. In his Charge, Mr. Bass alleges the Group discriminated against him because the Group erroneously regarded him as being disabled in violation of the Americans With Disability Act of 1990 and the Florida Civil Rights Act (Chapter 760). The Group believes that such charge is without merit and plans to defend the charge accordingly.

*Contingencies*
From time to time, the Company may be subject to certain asserted and unasserted claims encountered in the ordinary course of its retail and online brokerage services business. The Company carries an errors and omissions insurance policy to cover such incidences. The policy terms require that the Company pay a deductible of $50,000 per incident. It is the Company's belief that the resolution of any such claims will not have a material adverse effect on the Company's financial position or results of operations.

The Parent, as a publicly traded holding company, is involved in various actual and threatened lawsuits arising in the ordinary course of business, some of which could include the Company in the future and may involve claims for substantial amounts. The Company provides for accruals for these matters to the extent losses are deemed probable and reasonably estimable. The outcome of litigation is subject to numerous uncertainties. The ultimate resolution of these matters could be material to the Company's future results of operations, financial condition and liquidity.

## NOTE 11 – SUBSEQUENT EVENTS

On February 3, 2009, the Parent amended the Purchase and Security Agreements underlying its private issuance of Convertible Notes to remove the Company as a guarantor and provider of a security interest. At such time as the Purchase and Security Agreements were amended, the Company was no longer in violation of its minimum net capital on ratio of aggregate indebtedness requirements.

# SUPPLEMENTAL SCHEDULES

**BONDS.COM, INC.**
**(A WHOLLY OWNED SUBSIDIARY OF BONDS.COM GROUP, INC.)**
**COMPUTATION AND RECONCILIATION OF NET CAPITAL**
**UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**FOR THE YEAR ENDED DECEMBER 31, 2008**

| | |
|---|---|
| Total stockholder's equity | $ 243,347 |
| Deductions: | |
| Non-allowable assets | |
| Prepaid expenses | 1,640 |
| Other receivables | 42,011 |
| Security deposits | 2,495 |
| Total non-allowable assets | 46,146 |
| Off-balance-sheet liabilities: parent company | |
| Convertible note payable and accrued interest | 2,371,673 |
| Net capital | (2,174,472) |
| Aggregate indebtedness | |
| Commissions payable | 46,911 |
| Due to parent company | 113,076 |
| Due to clearing organization | 1,533 |
| Parent company convertible note payable and accrued interest - secured | 2,371,673 |
| Total aggregate indebtedness | 2,533,193 |
| Computation of basic net capital requirement | |
| 6 2/3% of aggregate indebtedness | 168,879 |
| Minimum dollar net capital requirement | 100,000 |
| Basic net capital requirement | 168,879 |
| Net capital deficiency | $ (2,343,351) |
| Ratio of aggregate indebtedness to net capital | -1.16 to 1 |

Bonds.com, Inc. is not required to file the above schedules as it claims exemption from Rule 15-c-3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through other broker-dealers on a fully disclosed basis. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

DaszkalBolton LLP
CERTIFIED PUBLIC ACCOUNTANTS

## REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL STRUCTURE

Board of Directors
Bonds.com, Inc.
Boca Raton, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Bonds.com, Inc. (the "Company") for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boca Raton, Florida
February 25, 2009

# BONDS.COM, INC.

# (A WHOLLY OWNED SUBSIDIARY OF BONDS.COM GROUP, INC.)

# FINANCIAL STATEMENTS

# DECEMBER 31, 2008

DaszkalBolton LLP

CERTIFIED PUBLIC ACCOUNTANTS